Advanced Blast & Ballistic Systems Ltd

US Army Looking for Solutions to Defeat the Threats from Large IED's, Including Global Acceleration.

Breaking News

VGAM™ System Can Provide the Practical Solution for US Army



ABBS
e2V

The Army Requirements Oversight Council (AROC) approved the Vehicle Protective Systems (VPS) Capabilities Development Document (CDD) earlier this year.

At the Michigan Defense Exposition (MDEX 21) and Detroit Arsenal Opportunities Conference on 25 May 2021, Mr. Wayne Beutler, Associate Director, Ground Vehicle Systems Protection (GVSP) CCDC GVSC (Combat Capabilities Development Command, Ground Vehicle Systems Center), spoke to the various aspects of VPS that his GVSP team is looking for, in particular, **the ability to defeat the effects of large buried IEDs,** highlighting:

- The need for **active and passive measures to defeat underbelly blast** and emplaced munitions

  Whilst conventional hull designs may prevent penetration and excessive deformation of the vehicle structure, the **Global Acceleration (GA) threat** remains the key issue. This can be defeated by the adoption of the **ABBS Vehicle Global Acceleration Mitigation (VGAM™) system**. This can deliver up to 1,000tons 'artificial mass' for the extremely brief duration required to counteract the blast lifting forces and keep the GA threat within safe limits for the crew.

At the Advanced Planning Briefing for Industry (APBI) as part of the Ground Vehicle Systems Engineering and Technology Symposium (GVSETS) on 12 August 2021, Mr. Brian Corrigan from the US Army Contracting Command – Detroit Arsenal (ACC-DTA), highlighted a series of contracting actions coming online for Vehicle Protective Systems (VPS).

- Five (5) major contracting efforts planned for award over the next fiscal year.

Separately, ABBS has also been approached by the Pentagon Rapid Reaction Technology Office regarding the VGAM™ technology, and further discussion will take place early in November. It is anticipated that the combination of the US Army requirement and the RRTO interest will in due course result in full scale development of the VGAM technology, which is currently at **TRL6**.

Opportunity to Participate in New US Operation

- ABBS is opening a new operation in the USA to develop and market the unique patented VGAM™ technology in-country to maximise the potential.

- Active Safety System Technologies LLC will hold the US IP rights to both the VGAM armoured vehicle mine protection system and the related EDAS (Emergency Descent Arrest System) for light aircraft, eVTOL's and military cargo and CASEVAC drones.

- Both markets have huge potential and ASST will be leading the development and exploitation phases in the USA.

- ASST is raising funds at a $15m valuation based on the leading position it will have in supporting the US Army's drive to provide critical solutions to the threat from large IED's, where the VGAM technology is the only feasible method of counteracting the Global Acceleration threat.

- ABBS/ASST would welcome participation from major defence industry operations at this stage and is prepared to negotiate investments at the 20 -50% level with the right partners.

- Contact Roger Sloman on r.sloman@abbs-usa.com or call +44 7989 381057 or to discuss the options.

ABBS
Advanced Blast & Ballistic Systems

Advanced Blast & Ballistic Systems Limited
Unit 1, Hazelhurst Farm, Mercaston, Ashbourne, Derbyshire,
United Kingdom DE6 3BH
www.advanced-blast.com